SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 11-K

                 FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
                 SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION
                  15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

         [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1994

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                For the transition period from ______ to _______

                        NEW JERSEY RESOURCES CORPORATION
                       EMPLOYEES' RETIREMENT SAVINGS PLAN
                              (Full title of plan)

                        NEW JERSEY RESOURCES CORPORATION
          (Name of issuer of the securities held pursuant to the plan)

                               1415 Wyckoff Road
                             Wall, New Jersey 07719
                         (address of principal office)

[GRAPHIC OMITTED]

                       EMPLOYEES' RETIREMENT SAVINGS PLAN

                ------------------------------------------------

                    FINANCIAL STATEMENTS FOR THE YEARS ENDED
                           DECEMBER 31, 1994 AND 1993
                                      AND
                          INDEPENDENT AUDITORS' REPORT

                   PREPARED FOR FILING AS PART OF THE ANNUAL
                   RETURN-REPORT OF AN EMPLOYEE BENEFIT PLAN
                                  (FORM 5500)

                                     INDEX

Description ............................................................... Page

Independent Auditors' Report ..............................................    2

Statement of Net Assets Available for Benefits as of
  December 31, 1994 .......................................................    3

Statement of Net Assets Available for Benefits as of
  December 31, 1993 .......................................................    4

Statement of Changes in Net Assets Available for Benefits
  for the Year Ended December 31, 1994 ....................................    5

Statement of Changes in Net Assets Available for Benefits
  for the Year Ended December 31, 1993 ....................................    6

Notes to Financial Statements .............................................    7

Item 27a - Supplemental Schedule of Assets Held for Investment as
  of December 31, 1994 ....................................................   10

Item 27d - Supplemental Schedule of Transactions in Excess of Five
  Percent of the Current Value of Plan Assets for the
  Year Ended December 31, 1994 ............................................   11

Schedules required under the Employee Retirement Income Security Act of 1974 (ERISA), other than the schedules listed above, are omitted because of the absence of the conditions under which they are required.

INDEPENDENT AUDITORS' REPORT

Pension Administration Committee
New Jersey Resources Corporation:

We have audited the accompanying statements of net assets available for benefits of New Jersey Resources Corporation Employees' Retirement Savings Plan as of December 31, 1994 and 1993, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1994 and 1993, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information by fund for 1994 is presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits of the individual funds, and is not a required part of the basic financial statements. The supplemental schedules of (1) assets held for investment as of December 31, 1994 and (2) transactions in excess of five percent of the current value of plan assets for the year ended December 31, 1994 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information and the supplemental schedules are the responsibility of the Plan's management. Such supplemental information by fund and supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 1994 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

June 28, 1995

NEW JERSEY RESOURCES CORPORATION
EMPLOYEES' RETIREMENT SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1994



                                                          SUPPLEMENTAL INFORMATION BY FUND
                                      -------------------------------------------------------------------
                                       GUARANTEED
                                       INVESTMENT                                   EQUITY       COMPANY
                                        CONTRACT       BALANCED      INDEX          STOCK          LOAN
                           TOTAL         FUND           FUND          FUND           FUND          FUND
                        ----------    ----------     ----------    ----------      --------      --------
Cash ...............    $   14,255    $        1     $        5    $        6      $ 14,243

Fidelity GIC Open
  End Portfolio ....     4,571,070     4,571,070

Balanced Fund ......     1,834,349                    1,834,349

Equity Index Fund ..     1,634,571                                  1,634,571

New Jersey Resources
  Common Stock .....       856,696                                                  856,696

Employee Loans
  Receivable .......       361,561                                                               $361,561

Contributions
   Receivable:
     Employer ......        20,377      (161,276)        73,685        38,981        68,987

Accrued Income .....        36,957        22,544                            1        14,412
                        ----------    ----------     ----------    ----------      --------      --------

Net Assets Available
  for Benefits .....    $9,329,836    $4,432,339     $1,908,039    $1,673,559      $954,338      $361,561
                        ==========    ==========     ==========    ==========      ========      ========


See notes to financial statements.

NEW JERSEY RESOURCES CORPORATION
EMPLOYEES' RETIREMENT SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1993




                                                          SUPPLEMENTAL INFORMATION BY FUND
                                      -------------------------------------------------------------------
                                      GUARANTEED
                                      INVESTMENT                     EQUITY        COMPANY
                                       CONTRACT       BALANCED        INDEX         STOCK          LOAN
                           TOTAL         FUND           FUND          FUND           FUND          FUND
                        ----------    ----------     ----------    ----------      --------      --------
Cash ...............    $    9,710    $      166                                   $  9,544

Fidelity GIC Open
  End Portfolio ....     3,538,086     3,538,086

Balanced Fund ......     1,819,107                   $1,819,107

Equity Index Fund ..     1,623,956                                 $1,623,956

New Jersey Resources
  Common Stock .....       866,864                                                  866,864

Employee Loans
  Receivable .......       325,875                                                               $325,875

Contributions
   Receivable:
     Employer ......        11,944      (123,237)        67,932        15,886        51,363

Accrued Income .....        91,000        16,559         39,128        26,907         8,406
                        ----------    ----------     ----------    ----------      --------      --------
Net Assets Available
   for Benefits ....    $8,286,542    $3,431,574     $1,926,167    $1,666,749      $936,177      $325,875
                        ==========    ==========     ==========    ==========      ========      ========


See notes to financial statements.

NEW JERSEY RESOURCES CORPORATION
EMPLOYEES' RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1994





                                                                  SUPPLEMENTAL INFORMATION BY FUND
                                             -------------------------------------------------------------------------
                                              GUARANTEED
                                              INVESTMENT                        EQUITY         COMPANY
                                               CONTRACT        BALANCED          INDEX          STOCK          LOAN
                                TOTAL            FUND           FUND             FUND            FUND          FUND
                             ----------      ----------      ----------      ----------        --------      ---------
ADDITIONS:
Contributions:
  Employees ............     $  952,172      $  356,389      $  273,791      $  211,257        $110,735
  Employer .............        354,453         130,790         101,019          81,947          40,697

Investment Income ......        415,946         239,498          55,449          48,397          50,016       $  22,586

Loan Repayments ........         (2,220)         38,030          58,488          39,141          23,071        (160,950)

Net Appreciation
  (Depreciation) in Fair
  Value of Investments .       (269,767)                       (147,285)        (30,546)        (91,936)

Transfer Between
  Funds ................                        372,839        (244,155)       (264,779)        (37,955)        174,050
                             ----------      ----------      ----------      ----------        --------       ---------
Total Additions .......       1,450,584       1,137,546          97,307          85,417          94,628          35,686


DEDUCTIONS:
Withdrawals ............        407,290         136,781         115,435          78,607          76,467
                             ----------      ----------      ----------      ----------        --------       ---------

INCREASE
  (DECREASE) IN
  NET ASSETS ...........      1,043,294       1,000,765         (18,128)          6,810          18,161          35,686

NET ASSETS
  AVAILABLE FOR
  BENEFITS -
  BEGINNING OF
  YEAR .................      8,286,542       3,431,574       1,926,167       1,666,749         936,177        325,875
                             ----------      ----------      ----------      ----------        --------      ---------

NET ASSETS
  AVAILABLE FOR
  BENEFITS - END
  OF YEAR ..............     $9,329,836      $4,432,339      $1,908,039      $1,673,559        $954,338      $ 361,561
                             ==========      ==========      ==========      ==========        ========      =========


See notes to financial statements.

NEW JERSEY RESOURCES CORPORATION
EMPLOYEES' RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1993





                                                                     SUPPLEMENTAL INFORMATION BY FUND
                                              -----------------------------------------------------------------------------
                                               GUARANTEED
                                               INVESTMENT                        EQUITY            COMPANY
                                                CONTRACT          BALANCED        INDEX             STOCK            LOAN
                                 TOTAL           FUND              FUND            FUND              FUND            FUND
                              ----------      -----------       ----------      ----------         --------       ---------
ADDITIONS:
Contributions:
  Employees ............      $  867,965      $   364,244       $  226,200      $  183,836         $ 93,685
  Employer .............         322,760          143,958           80,749          66,247           31,806

Investment Income ......         481,121          237,810          136,839          52,583           35,148       $  18,741

Loan Repayments ........            (668)          34,236           41,753          26,011           13,881        (116,549)

Net Appreciation
  (Depreciation) in Fair
  Value of Investments .         121,923                            67,258          60,247           (5,582)

Transfer Between Funds .                       (1,401,766)         463,653         379,424          408,539         150,150
                              ----------      -----------       ----------      ----------         --------       ---------

Total Additions ........       1,793,101         (621,518)       1,016,452         768,348          577,477          52,342

DEDUCTIONS:
Withdrawals ............         310,613          285,085           17,039           1,788            6,701
                              ----------      -----------       ----------      ----------         --------       ---------

INCREASE (DECREASE)
  IN NET ASSETS ........       1,482,488         (906,603)         999,413         766,560          570,776          52,342

NET ASSETS AVAILABLE
  FOR BENEFITS -
  BEGINNING OF YEAR ....       6,804,054        4,338,177          926,754         900,189          365,401         273,533
                              ----------      -----------       ----------      ----------         --------       ---------

NET ASSETS AVAILABLE
  FOR BENEFITS - END OF
  YEAR .................      $8,286,542      $ 3,431,574       $1,926,167      $1,666,749         $936,177       $ 325,875
                              ==========      ===========       ==========      ==========         ========       =========


See notes to financial statements.

NEW JERSEY RESOURCES CORPORATION
EMPLOYEES' RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS


1.   PLAN DESCRIPTION

     New Jersey Resources Corporation (the "Company"), on August 15, 1991, adopted New Jersey Natural Gas Company's Employees' Retirement Savings Plan (NJNG's "Plan") to encourage thrift and savings by eligible employees. All employees of the Company and its subsidiaries (with the exception of employees represented by certain collective bargaining units) who have attained age 21 and have completed one year of service are eligible to participate. Participation in the Plan is voluntary.

     The Plan is administered by the Company through a Pension Administration Committee appointed by the Company's Board of Directors.

     Under the Plan, eligible employees may make contributions to the Plan of between 1% and 16% of base compensation and, of this amount, the smaller of 10% of compensation or the calendar year dollar limit in effect for 401(k) contributions shall be permitted as pre-tax contributions. The Company contributes an amount equal to 50% of participants contributions up to 6% of base compensation, subject to certain exceptions as described in the Plan. The Participants' contributions are fully vested at all times. The Company's contributions vest on the basis of participation in the Plan ranging from 25% after two years to 100% after four years.

     All contributions by employees are made through payroll deductions. Contributions by employees and the Company are transferred to a Trustee and held in the Plan's Trust Fund for investment and other transactions, as directed by the Pension Administration Committee.

     Participants, prior to retirement or termination of service with the Company, may withdraw their contributions from the Plan once every six months subject to certain limitations as described in the Plan. Participants may not withdraw the Company's contributions until they are vested and only after the participants' contributions are completely withdrawn. Such withdrawals may generally be made only upon disability, hardship or the attainment of age 59-1/2. Distributions made upon retirement or death may be made either in a lump sum or in equal installments over a period not to exceed five years. All other distributions are made in a lump sum payment.

     The allocations of the Trust Fund to the Participants' accounts are determined by the Trustee on the basis of market values as of each valuation date. The accounts as of the preceding valuation date are adjusted so as to reflect the effect of income collected or accrued, realized and unrealized profits and losses, distributions, withdrawals, contributions, and all other transactions since such preceding valuation date.

     The plan may loan to a Participant an amount which shall not exceed the lesser of 50% of the value of the vested portion of such Participant's Account or $50,000. Any Participant loan must be for a principal amount of $1,000 or more and no Participant may have more than two loans outstanding at any time. No loan shall be for a term of more than five years except for loans used to acquire the

     Participant's principal residence, which term shall not exceed ten years.

     A Participant may repay any such loan in full by check at any time in accordance with such rules as may be prescribed by the Committee. Following repayment, a Participant may not request a new loan for 6 months. Payments of principal and interest on loans shall be credited to the Participant's account(s) from which the loan was funded and shall be reinvested in investment funds in accordance with the Participant's then current investment selection.

     Each loan bears interest at a rate set monthly based on the prime rate plus 1% published in the Wall Street Journal on the first business day of each month. The rate of interest applicable to any loan at its inception shall remain in effect for the duration of such loan.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Valuation of Investment - Investment in the Guaranteed Investment Contract Fund consists of shares in the Fidelity Investments Guaranteed Investment contract open-end Portfolio (Portfolio). The Portfolio investments in Guaranteed Investment Contracts (GIC's) are stated at contract value and bank investment contracts and synthetic investment contracts (Benefits Accessible Securities Investment Contracts) are stated at fair value as determined in good faith by the Fidelity Group Trust For Employee Benefit Plans which generally approximates contract value.

     The Plan's investment in the Balanced Fund, Equity Index Fund and Company Stock Fund are based upon quoted market values.

     Expenses of Plan - All expenses incurred in connection with the administration of the Plan, including expenses of the Trustee, are paid directly by the Company.

     Other - Accounts are maintained on the accrual basis.

3.   INVESTMENTS

     Participants can elect to have their contributions invested in one or more of the following four investment funds. However, through September 30, 1992 Participants were required to maintain 50% of their account balance in the guaranteed investment contract fund. Participants can also reallocate their account balances on a quarterly basis.

     Guaranteed Investment Contract Fund - The Portfolio seeks preservation of capital and a competitive level of income over time. The Portfolio purchases high quality, short and long-term GIC's, Bank Investment Contracts (BIC's), short-term market instruments and synthetic GIC's.

     Balanced Fund invests in the Fidelity Puritan Trust Balanced Fund, a mutual fund. This fund seeks the highest amount of current income possible while preserving capital. The fund must be 25% invested in fixed income securities at all times.

     Equity Index Fund invests in the Fidelity U.S. Equity Index portfolios, which seeks investment results that correspond to the total return performance of all U.S. publicly traded stocks. The fund meets this objective by duplicating the composition of the Standard and Poors 500.

     Company Stock Fund invests in the common stock of the Company.

     Loan Fund - Subject to certain limitations, employees may borrow up to 50% of the value of their account. Repayment is over 1 to 10 years with interest at 1% above the prime rate.

4.   TAX STATUS

     The Plan obtained its latest determination letter on October 6, 1994 in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.   TERMINATION

     The Company has reserved the right to terminate the Plan at any time. If the Plan is terminated, no further contributions shall be made by an employee, but the Trust Fund shall be continued in accordance with the Trust Agreement and the provisions of the Plan as though the Plan were otherwise in full force and effect.

6.   DISTRIBUTIONS PAYABLE TO PARTICIPANTS

     In 1993, the Plan changed its method of accounting for distributions payable to comply with the 1993 AICPA Audit and Accounting Guide - "Audits of Employee Benefit Plans." The new guidance requires that distributions payable to persons who have withdrawn from participation in a defined contribution plan be disclosed in the footnotes to the financial statements rather than be recorded as a liability of the Plan. As of December 31, 1994 and 1993, benefits of $83,060 and $17,124 respectively, were due to participants who have withdrawn from participation in the Plan.

7.   NEW ACCOUNTING PRONOUNCEMENT

     In September 1994 the American Institute of Certified Public Accountants issued Statement of Position No. 94-4 entitled "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans", which requires certain investment contracts to be reported at fair value or contract value. The statement is effective for financial statements for plan years beginning after December 15, 1994, except that the application of the statement to investment contracts entered into before December 31, 1993, is delayed to plan years beginning after December 15, 1995. The Plan is currently evaluating the impact of this statement.

NEW JERSEY RESOURCES CORPORATION
EMPLOYEES' RETIREMENT SAVING PLAN

ITEM 27a - SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR
INVESTMENT AS OF DECEMBER 31,1994



                                    Description of
Identity of Issue                   Investment                                     Cost           Current Value
- -----------------                   --------------                              ----------        -------------
Fidelity GIC Open-End               Commingled pool of the Fidelity             $4,571,070           $4,571,070
  Portfolio                         Group Trust for employee
                                    benefit plans, current price
                                    $1.00/share

Fidelity Puritan Trust              Mutual Fund, 149,255 shares                  1,918,636            1,834,349
  Balanced Fund                     Current price $12.29/share

Fidelity U.S. Equity                Mutual Fund, 96,664 shares                   1,562,065            1,634,571
  Index Portfolio                   Current price $16.91/share

New Jersey Resources                Common Stock, 37,865 shares                    911,474              856,696
  Corporation                       Current price $22.625/share

Employee Loans                      Employee Loan at prime plus                    361,561              361,561
  Receivable                        1%; maturity dates of 1-10
                                    years
                                                                                ----------           ----------
                                                                                $9,324,806           $9,258,247
                                                                                ==========           ==========

NEW JERSEY RESOURCES CORPORATION
EMPLOYEES' RETIREMENT SAVINGS PLAN

ITEM 27d - SUPPLEMENTAL SCHEDULE OF TRANSACTIONS IN EXCESS OF FIVE PERCENT OF THE CURRENT VALUE OF PLAN ASSETS FOR THE YEAR ENDED DECEMBER 31, 1994


Party             Description        Cost of            Selling       Net Gain/
Involved          of Asset           Asset              Price         (Loss)
- --------          -----------        ------             -------       --------

Purchases

Fidelity          Equity Index       $  370,224
Investments       Fund
                  35 Transactions

Fidelity          Balanced Fund         654,911
Puritan           34 Transactions
Trust

New Jersey        Common Stock          548,091
Resources         16 Transactions
Corporation

Fidelity          GIC Open-end        1,085,151
Investments       Portfolio
                  41 Transactions

Sales

Fidelity          Equity Index           84,769       $ 89,189        $4,420
Investments       Fund
                  10 Transactions

Fidelity          Balanced Fund         246,877        242,719        (4,158)
Puritan Trust     6 Transactions

New Jersey        Common Stock          384,060        388,757         4,697
Resources         5 Transactions
Corporation

Fidelity          GIC Open-End          548,534        548,534           _
Investments       Portfolio
                  10 Transactions

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 33-52409 on Form S-8 of New Jersey Resources Corporation of our report dated June 28, 1995 appearing in this Annual Report on Form 11-K of New Jersey Resources Corporation Employees' Retirement Savings Plan for the year ended December 31, 1994.

Parsippany, New Jersey

June 28, 1995